Exhibit 17.1

March 26, 2026

Board of Directors
Nuwellis, Inc.
c/o John Erb, Chief Executive Officer
and Chairman of the Board

Re: Resignation from Board of Directors

Dear Members of the Board:

I, Mika Grasso, hereby resign from the Board of Directors of Nuwellis, Inc., effective immediately for the reasons noted below.

I accepted this role with the expectation that I would be able to discharge my fiduciary duties through a thoughtful, informed, and constructive process, and that management and the Board would support appropriate diligence and meaningful engagement on significant corporate matters. Instead, throughout my tenure, I encountered repeated obstacles to informed Board participation, persistent failures to provide information and meeting materials in a timely manner, and a pattern of conduct that undermined my ability to serve effectively as an independent director.

From the beginning of my service, I made every effort to engage seriously and constructively with management and the Board. On January 23, 2026, I sent an introductory email to the Board and requested a meeting to discuss the upcoming transaction and acquisition. Before that, I had completed and submitted various onboarding materials on January 14 and January 15, 2026, executed my Director Invitation Letter and Indemnity Agreement on January 21, 2026, and provided my biography for the Company’s press release and Form 8-K disclosure on January 22, 2026. I also notarized and submitted my Form ID and Power of Attorney on January 23, 2026, and signed the S-1 on January 26, 2026, the same day I was requested to do so. I also made an entreaty for the Board to consider and discuss impending Nasdaq compliance issues affecting listing rules, but that was met with deafening silence and no action. These steps reflected my good-faith effort to support the Company and perform my responsibilities diligently from the outset.

At the same time, however, the Company did not provide the corresponding transparency and engagement necessary for independent directors to fulfill their oversight role. When I joined the Board, I was promised a comprehensive discussion with Mr. Erb regarding the proposed acquisition so that I could properly diligence and understand the transaction. That discussion never meaningfully occurred. Prior to joining the Board, I learned that an Executive Committee was created immediately before I joined, but was never informed about it. This Executive Committee, however, approved a highly dilutive transaction which I learned about from the filing of an 8-K. Nevertheless, I was asked to sign the resale S-1 within a matter of hours. And, a meeting to review the acquisition that was scheduled for January 28, 2026, was rescheduled at Mr. Erb’s request, and then canceled altogether on January 29, 2026. More broadly, meetings regarding the acquisition were scheduled and then canceled multiple times, and the acquisition proceeded without any meaningful discussion. That sequence is emblematic of the broader governance problems that led to my resignation.

I also raised concerns when serious issues came to my attention, but those concerns were not met with meaningful engagement. On January 30, 2026, I received notice of threatened litigation alleging contract breach and fiduciary duty claims, and on January 30, 2026, I emailed the Board expressing concern regarding that litigation notice and the lack of response to prior inquiries. On February 3, 2026, a shareholder reached out threatening litigation for the destruction of shareholder value. Rather than being treated as matters warranting careful Board-level attention and open discussion, these concerns were met with the same pattern of inadequate response and exclusion.

The Company’s handling of Board meetings and Board process likewise made meaningful participation increasingly difficult. Meetings were frequently canceled on short notice, were at times scheduled despite known conflicts that had been communicated in advance, and agendas and supporting materials were not consistently provided in advance of Board meetings and in certain instances were not provided at all. On February 24, 2026, I was voted off all committees during a short Board meeting for which no agenda had been provided in advance. A Board process in which independent directors are excluded from key discussions, deprived of advance materials, and then removed from committees without a proper agenda is not a process that fosters responsible governance.

The same pattern continued with the Company’s public reporting. I received a draft of the Annual Report Form 10-K on March 4, 2026, and comments were provided on March 9, 2026, but our comments were barely addressed and brushed off without sufficient engagement. Multiple substantive comments and questions I raised regarding the Form 10-K were largely disregarded or addressed without sufficient detail or engagement. A Board cannot responsibly oversee disclosure obligations where substantive director comments are not meaningfully considered.

More broadly, my experience on the Board was marked by a degree of hostility and unprofessionalism from management and certain members of the Board that made constructive service increasingly untenable. That experience included repeated failures to provide requested information, repeated disruption of meetings, disregard of director comments, and exclusion from committee participation and key discussions. I joined the Board to contribute constructively toward enhancing stockholder value and to help the Company address important issues. Instead, I found that efforts to dig into problems, understand material matters, and improve governance were not meaningfully supported.

For all of these reasons, I can no longer continue serving as a director. My resignation is based on serious concerns regarding the Company’s governance, its treatment of independent directors, and the repeated impediments placed in the way of informed and constructive Board oversight. Throughout my tenure, I made every effort to fulfill my obligations conscientiously and in good faith, but I no longer have confidence that I can do so effectively under the circumstances.

Please provide this letter to the full Board and maintain it with the Company’s corporate records. Please also take all steps necessary to promptly disclose my resignation and the reasons in the Company’s filings and public records.

Sincerely,

Mika Grasso